UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACÍFICO REPORTS PASSENGER TRAFFIC INCREASE OF 25.0% IN ITS 12 MEXICAN AIRPORTS AND OF 1.0% IN ITS MONTEGO BAY, JAMAICA AIRPORT FOR THE MONTH OF OCTOBER

Guadalajara, Jalisco, Mexico, November 6, 2015 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced today preliminary terminal passenger traffic figures for the month of October 2015 compared to traffic figures for October 2014.

During October 2015, total terminal passengers increased 25.0% in the 12 Mexico-based airports compared to the same period of the previous year; traffic through the Montego Bay airport rose 1.0% during the same period. Domestic passenger traffic presented a 16.7% increase in the Mexican airports, while international passenger traffic increased 49.8%. Montego Bay contributed 229 thousand passengers to GAP’s network of airports during the month of October, for an accumulated increase of 4.8% since January.

Domestic Terminal Passengers (in thousands):

Airport	Oct-14	Oct-15	% Var	Jan-Oct 14	Jan-Oct 15	% Var
Guadalajara	489.7	565.6	15.5%	4,787.8	5,337.5	11.5%
Tijuana	324.0	395.6	22.1%	3,603.8	3,857.9	7.1%
Los Cabos	48.0	79.2	65.0%	741.1	841.5	13.5%
Puerto Vallarta	72.9	80.0	9.7%	771.4	930.5	20.6%
Guanajuato	70.6	83.0	17.7%	597.4	762.6	27.7%
Hermosillo	109.6	116.6	6.3%	1,044.8	1,039.0	-0.6%
La Paz	56.3	57.1	1.3%	546.9	537.3	-1.8%
Aguascalientes	40.2	42.0	4.5%	327.7	388.2	18.5%
Mexicali	42.4	51.2	20.6%	414.0	478.7	15.6%
Morelia	20.0	17.9	-10.6%	204.1	183.0	-10.4%
Los Mochis	19.2	24.3	26.6%	178.0	231.2	29.9%
Manzanillo	9.4	7.7	-18.3%	104.9	82.3	-21.5%
Total	1,302.4	1,520.0	16.7%	13,321.8	14,669.7	10.1%

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Saúl Villarreal García, Chief Financial Officer	Maria Barona
Paulina Sanchez Muniz, Investor Relations Officer	Patricia Cruz
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691 / 646 462 3694
svillarreal@aeropuertosgap.com.mx	gap@i-advize.com
psanchez@aeropuertosgap.com.mx

Follow us:   http://twitter.com/aeropuertosGAP

                     grupoaeroportuariodelpacifico

International Terminal Passengers (in thousands):

Airport	Oct-14	Oct-15	% Var	Jan-Oct 14	Jan-Oct 15	% Var
Guadalajara	205.2	245.6	19.7%	2,380.2	2,677.3	12.5%
Tijuana	2.2	4.4	97.0%	25.5	38.0	49.1%
Los Cabos	33.6	196.0	483.8%	2,073.9	2,146.1	3.5%
Puerto Vallarta	123.1	121.8	-1.1%	1,733.7	1,962.6	13.2%
Guanajuato	34.9	42.2	20.6%	392.4	459.5	17.1%
Hermosillo	5.6	6.1	8.3%	65.5	57.9	-11.7%
La Paz	1.1	0.8	-29.0%	11.0	8.2	-25.5%
Aguascalientes	10.3	11.9	14.7%	116.5	135.4	16.3%
Mexicali	0.2	0.4	73.9%	2.6	3.7	39.2%
Morelia	14.4	17.6	22.4%	187.9	209.6	11.6%
Los Mochis	0.4	0.4	0.5%	4.5	4.1	-7.9%
Manzanillo	1.8	1.5	-16.0%	66.8	77.3	15.7%
Total	432.9	648.6	49.8%	7,060.5	7,779.6	10.2%

Total Terminal Passengers (in thousands):

Airport	Oct-14	Oct-15	% Var	Jan-Oct 14	Jan-Oct 15	% Var
Guadalajara	694.9	811.2	16.7%	7,168.0	8,014.8	11.8%
Tijuana	326.3	400.0	22.6%	3,629.2	3,895.9	7.3%
Los Cabos	81.6	275.2	237.4%	2,815.0	2,987.5	6.1%
Puerto Vallarta	196.0	201.7	2.9%	2,505.1	2,893.0	15.5%
Guanajuato	105.5	125.2	18.7%	989.8	1,222.1	23.5%
Hermosillo	115.2	122.6	6.4%	1,110.4	1,096.8	-1.2%
La Paz	57.5	57.9	0.7%	558.0	545.5	-2.2%
Aguascalientes	50.5	53.8	6.6%	444.1	523.7	17.9%
Mexicali	42.7	51.6	20.9%	416.6	482.3	15.8%
Morelia	34.4	35.5	3.2%	392.0	392.6	0.2%
Los Mochis	19.6	24.7	26.1%	182.5	235.4	29.0%
Manzanillo	11.2	9.2	-17.9%	171.7	159.6	-7.0%
Total	1,735.3	2,168.6	25.0%	20,382.4	22,449.3	10.1%

Montego Bay Airport (thousands)

GAP Passenger Traffic Report October 2015	Page 2

The following items are highlights from traffic results for the month of October:

•	Load Factor for the Mexican Airports: During the month of October, GAP registered a 20.7% increase in the number of seats compared to last year. Load factor grew 2.7% to reach 77.9%.

•	New Routes: Hermosillo to La Paz and Hermosillo to Ciudad Juarez by TAR, Puerto Vallarta to Orange County by Alaska Airlines, Puerto Vallarta to San Luis Potosi by TAR, Puerto Vallarta to Houston Hobby by Southwest, Los Cabos to Orange County by Alaska Airlines and Monterrey to Tijuana by Aeromexico.

•	Aguascalientes and Guanajuato: The Guanajuato airport has become the ninth most important airport in the country in terms of passenger traffic. The low cost carriers grew an average of 41.5% during October, specifically Interjet, which grew its passenger traffic by 49.0%. In addition, growth trends at the Aguascalientes airport have stabilized, as a result the new routes to Tijuana and Mexico City by Interjet and to Monterrey by Aeromexico reaching their maturity levels.

•	Guadalajara: This airport continues to report historical domestic as well as international passenger levels. Domestic airlines experienced double-digit growth during October, particularly Volaris, which grew by 28.0%, Interjet, which grew by 23.3% and VivaAerobus, which grew by 14.2%. In the same manner, international airlines experienced significant growth; American Airlines was the largest contributor with a 42.0% passenger traffic increase versus October 2014.

•	Puerto Vallarta: Following Hurricane Patricia, which passed over the Jalisco coast, this airport’s infrastructure suffered no damage and is 100% operative. However, international traffic during the month of October led to a decrease of 1.1% due to the alert given at the airport, which caused airlines to reschedule their flights. There have been no reports of flight cancellations; therefore the level of available seats by the foreign airlines is expected to remain at stable levels for the remainder of the year. In addition, the Company expects that the volume of international seats will increase by 13.8% for November and December, equivalent to 76 thousand additional seats compared to the same period of the previous year.

•	Los Cabos: During October, this airport contributed 44.7% to the total growth among GAP’s Mexican airports. In October of 2014, this airport was closed for the first 8 days of the year as a result of the Hurricane “Odile” impact and damages to the hotel facilities were reported; causing a passenger decrease of 66.2%. The Company expects that for the end of the year, the airlines will offer a total of 817 thousand seats, in this manner achieving a total recovery of passenger traffic at this airport.

GAP Passenger Traffic Report October 2015	Page 3

•	Tijuana: The airport saw an increase in domestic traffic of 22.1% mainly driven by Volaris, which generated an increase of 28.2 % versus the previous year. Interjet, on the other hand, continues to gain market share, as a result of a 17.7% increase and finally, Aeroméxico increased traffic volumes for the month by 7.1% as a result of its new route from Monterrey. The initiation of operations of the cross border bridge that will take place in December 2015, has caused an increase in the availability of airline operations to and from Tijuana.

•	Manzanillo: Following Hurricane Patricia’s alert on October 23, the airport suspended operations throughout that day, reopening on Saturday, October 24 at 3 p.m. with no record of damage to the infrastructure. Due to the above, several airlines canceled operations, which resulted in a drop in total passenger traffic for this month. Likewise, the output of Interjet and Volaris from the airport contributed to the decline in passenger traffic; therefore, the Company is negotiating the arrival of new flights and operators to the airport.

•	Montego Bay: Despite the 1.3% decrease in the number of available seats at this airport, load factors grew by 1.9%, reaching 82.3%. During November and December of 2015, Southwest shall initiate operations from Houston Hobby, American Airlines will initiate operations from Los Angeles, German Wings from Cologne, Condor from Frankfurt and Munich and Thomas Cook from Gutenberg.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015 GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake of MJ Airports Limited, a company operating the Sangster International Airport in Montego Bay, Jamaica.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report October 2015	Page 4

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ SAÚL VILLARREAL GARCÍA Name: Saúl Villarreal García Title: Chief Financial Officer

  Date: November 6, 2015